EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-87869 of FPL Group, Inc. on Form S-8 of our report dated June 26, 2003, appearing in this Annual Report on Form 11-K of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company for the year ended December 31, 2002.

DELOITTE & TOUCHE LLP

Miami, Florida
June 26, 2003